Exhibit 99.1

SPI Energy Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per sharedata)

	As of
	June 30, 2017	December 31, 2016
Current assets:
Cash and cash equivalents	$3,650	$4,178
Restricted cash	11,204	9,059
Short-term investment	–	–
Accounts receivable, net	40,697	45,609
Accounts receivable, related parties	7	7
Notes receivable	3,932	3,932
Costs and estimated earnings in excess of billings on uncompleted contracts, net	16,213	17,289
Inventories, net	20,109	12,266
Project assets	32,720	27,980
Prepaid expenses and other current assets, net	23,080	24,837
Other receivable, related parties, net	106	36
Finance lease receivable	–	9,140
Total current assets	151,718	154,333

Intangible assets	2,919	2,931
Accounts receivable, noncurrent	6,171	6,177
Other receivable, noncurrent	6,359	6,848
Notes receivable, noncurrent	4,353	5,348
Property, plant and equipment, net	135,168	126,985
Project assets, noncurrent	24,229	29,749
Investment in an affiliate	2,214	2,214
Deferred tax assets, net	1,810	1,025
Finance lease receivable, noncurrent	41,312	26,208
Total assets	$376,253	$361,818

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$74,269	$69,643
Accounts payable, related parties	4,607	4,389
Notes payable	981	2,650
Accrued liabilities	13,371	16,574
Income taxes payable	3,130	3,089
Advance from customers	32,854	17,647
Short term borrowings	89,812	84,134
Convertible bonds	55,000	55,000
Other current liabilities, related parties	711	301
Other current liabilities	73,251	71,217
Financing and capital lease obligations, current portion	10,329	5,884
Total current liabilities	358,315	330,528

Financing and capital lease obligations	16,059	21,603
Long term borrowings	15,928	15,093
Deferred tax liability, net	4,183	4,031
Other noncurrent liabilities	1,427	2,291
Total liabilities	395,912	373,546

Commitments and contingencies	1,200	1,200

Stockholders' equity:
Common stock, par $0.000001, 150,000,000,000 shares authorized, 64,506,717 and 64,166,517 shares, post-reverse split, issued and outstanding, respectively	64	64
Additional paid in capital	484,351	482,470
Accumulated other comprehensive loss	(28,200)	(32,744)
Accumulated deficit	(481,145)	(466,764)
Total equity attributable to the shareholders of the Company	(24,930)	(16,974)
Noncontrolling interests	4,071	4,046
Total stockholders' equity	(20,859)	(12,928)

Total liabilities and stockholders' equity	$376,253	$361,818

1

SPI Energy Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2017	2016
Net sales:
Net sales	$67,535	$65,396

Costs of goods sold:
Costs of goods sold	59,159	54,856
Provision for losses on contracts	–	396
Total costs of goods sold	59,159	55,252

Gross profit	8,376	10,144

Operating expenses:
General and administrative	11,326	17,284
Sales, marketing and customer service	7,822	16,525
Provision of doubtful accounts and notes and impairment charges	162	52,560
Total operating expenses	19,310	86,369

Operating loss	(10,934)	(76,225)

Other income (expenses):
Interest expense	(2,510)	(3,796)
Interest income	–	830
Change in fair value of derivative asset/liability	–	(2,328)
Loss on investment in affiliates	–	(6,551)
Net foreign exchange gain	9	1,309
Others	(41)	(324)
Total other expense, net	(2,542)	(10,860)

Loss before income taxes	(13,476)	(87,085)
Income tax expense	(909)	(255)
Net loss	(14,385)	(87,340)
Net loss attributable to noncontrolling interests	(4)	(286)
Net loss attributable to stockholders of the Company	$(14,381)	$(87,054)

Net loss per common share:
Basic and Diluted	$(0.22)	$(1.36)
Weighted average number of common shares used in
computing per share amounts:
Basic and Diluted	64,467,048	64,145,748